Exhibit 99.1

LAIX Inc. Announces Second Quarter 2021 Unaudited Financial Results

SHANGHAI, August 26, 2021 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial and Operating Highlights

•

Net income for the second quarter of 2021 was RMB14.0 million (US$2.2 million), compared with a net income of RMB12.2 million for the previous quarter and a net loss of RMB92.5 million for the same quarter last year.

•	Gross margin for the second quarter of 2021 was 80.4%, compared with 77.6% for the previous quarter and 71.9% for the same quarter last year.

•

Gross billings[1] for the second quarter of 2021 were RMB138.6 million (US$21.5 million), a 10.2% decrease from RMB154.4 million for the previous quarter and a 54.7% decrease from RMB306.2 million for the same quarter last year.

•

Net revenues for the second quarter of 2021 were RMB179.5 million (US$27.8 million), a 9.6% decrease from RMB198.5 million for the previous quarter and a 33.4% decrease from RMB269.4 million for the same quarter last year.

•

Sales and marketing expenses for the second quarter of 2021 were RMB88.9 million (US$13.8 million), a 4.3% decrease from RMB92.9 million for the previous quarter and a 55.7% decrease from RMB200.7 million for the same quarter last year.

•	Operating cash outflow for the second quarter of 2021 was RMB35.1 million (US$5.4 million), compared with RMB57.3 million for the previous quarter and RMB66.4 million for the same quarter last year.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

•

Approximately 0.2 million paying users purchased the Company’s courses and services for the second quarter of 2021, compared with approximately 0.3 million paying users for the previous quarter and approximately 0.5 million paying users for the same quarter last year, primarily attributable to the Company’s stringent cost control in user acquisition expenditures.

Management Comments

Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX, commented, “We are pleased to have achieved another solid set of quarterly results, thanks to our dedication and relentless efforts to enhance our operating leverage and improve profitability. The gross margin and net income for the second quarter 2021 further grew to 80.4% and RMB14.0 million, up from 77.6% and RMB12.2 million, respectively, in the previous quarter.”

“During the second quarter, our new growth initiatives, including enterprise learning services and international expansion, continued to make solid progress and are expected to drive meaningful user traffic and new revenue streams. We also remain fully committed to leveraging our proprietary AI technology and expanding product portfolio to provide superior value to all of our users while also exploring more opportunities in the non-language learning sector such as quality education and vocational education. We believe our operational strategy and diversified product portfolio will help us deliver long-term value to all stakeholders,” Dr. Wang concluded.

Second Quarter 2021 Financial Results

Net Revenues

Net revenues for the second quarter of 2021 were RMB179.5 million (US$27.8 million), a 9.6% decrease from RMB198.5 million for the previous quarter and a 33.4% decrease from RMB269.4 million for the same quarter last year. The quarter-over-quarter decrease was primarily attributable to a decrease in gross billings caused by the decrease of paying users.

Cost of Revenues

Cost of revenues for the second quarter of 2021 was RMB35.2 million (US$5.5 million), a 20.7% decrease from RMB44.4 million for the previous quarter and a 53.5% decrease from RMB75.6 million for the same quarter last year. The quarter-over-quarter decrease was primarily due to the decrease in salaries and welfare for full-time employees, and reduced spending on IT service fee and content-related costs.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2021 was RMB144.3 million (US$22.3 million), a 6.4% decrease from RMB154.1 million for the previous quarter and a 25.5% decrease from RMB193.8 million for the same quarter last year.

Gross margin for the second quarter of 2021 was 80.4%, compared with 77.6% for the previous quarter and 71.9% for the same quarter last year.

Operating Expenses

Total operating expenses for the second quarter of 2021 were RMB137.1 million (US$21.2 million), a 5.7% decrease from RMB145.4 million for the previous quarter and a 52.7% decrease from RMB289.7 million for the same quarter last year. The decreases were primarily due to the cost control strategy and improvement in operating efficiency.

Sales and marketing expenses for the second quarter of 2021 were RMB88.9 million (US$13.8 million), a 4.3% decrease from RMB92.9 million for the previous quarter and a 55.7% decrease from RMB200.7 million for the same quarter last year. The decreases were primarily due to continued efforts to improve personnel management efficiency.

Research and development expenses for the second quarter of 2021 were RMB26.3 million (US$4.1 million), a 22.0% decrease from RMB33.7 million for the previous quarter and a 45.8% decrease from RMB48.5 million for the same quarter last year. The decreases were primarily due to the savings in salaries and staff benefits attributable to efficiency improvement in personnel management and the decrease in share-based compensation.

General and administrative expenses for the second quarter of 2021 were RMB22.0 million (US$3.4 million), a 17.2% increase from RMB18.7 million for the previous quarter and a 45.7% decrease from RMB40.5 million for the same quarter last year. The quarter-over-quarter increase was primarily due to impairment losses on gift goods and textbooks for kids in light of the potential impact by the recent regulation regarding after-school tutoring for K-12 students.

(Loss)/income from Operations

Income from operations for the second quarter of 2021 was RMB12.2 million (US$1.9 million), compared with an income from operations of RMB12.8 million for the previous quarter and a loss from operations of RMB95.9 million for the same quarter last year.

Foreign exchange related gains/(losses), net

Foreign exchange gain was RMB1.3 million (US$0.2 million) in the second quarter of 2021, compared with a foreign exchange loss of RMB0.9 million for the previous quarter and a foreign exchange gain of RMB0.1 million for the same quarter last year.

Net (loss)/income

Net income for the second quarter of 2021 was RMB14.0 million (US$2.2 million), compared with a net income of RMB12.2 million for the previous quarter and a net loss of RMB92.5 million for the same quarter last year.

Adjusted EBITDA2 for the second quarter of 2021 was RMB24.6 million (US$3.8 million), compared with an adjusted EBITDA of RMB25.3 million for the previous quarter and an adjusted EBITDA loss of RMB77.8 million for the same quarter last year.

Adjusted net income3 for the second quarter of 2021 was RMB19.0 million (US$2.9 million), compared with an adjusted net income of RMB19.0 million for the previous quarter and an adjusted net loss of RMB85.3 million for the same quarter last year.

Basic and diluted net income per ordinary share attributable to ordinary shareholders for the second quarter of 2021 was RMB0.28 (US$0.04), compared with basic and diluted net income per ordinary share attributable to ordinary shareholders of RMB0.24 for the previous quarter and basic and diluted net loss per ordinary share attributable to ordinary shareholders of RMB1.87 for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]	“Adjusted net (loss)/income” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Balance Sheet & Cashflows

As of June 30, 2021, the Company’s cash, cash equivalents, restricted cash and short-term investments amounted to RMB133.4 million (US$20.7 million), compared with RMB172.6 million as of March 31, 2021 and RMB229.6 million as of December 31, 2020.

As of June 30, 2021, the Company’s deferred revenue and long-term deferred revenue amounted to RMB638.1 million (US$98.8 million), compared with RMB687.4 million as of March 31, 2021 and RMB746.2 million as of December 31, 2020.

Net cash used in operating activities were RMB35.1 million (US$5.4 million) and RMB66.4 million for the three months period ended June 30, 2021 and 2020, respectively. As of June 30, 2021, the Company’s total shareholders’ deficit was RMB676.3 million (US$104.7 million) and the current liabilities exceeded the current assets by RMB708.2 million (US$109.7 million).

The Company’s liquidity to meet its future working capital is based on its ability to enhance user engagement and retention by offering higher quality and diversified courses after the consideration of the uncertainty impacted by the recent regulation changes on education industry, while optimizing traffic acquisition strategy to efficiently control and reduce user related costs. The Company will further preserve liquidity and manage cash flows by reducing various discretionary expenditure including labor costs and other operating expenses. The Company’s liquidity is also based on its ability to obtain capital financing from equity or debt investors. Currently, the Company believes that it has sufficient cash to fund operations for at least the next 12 months with the implementation of the abovementioned measures.

Recent Developments

Preliminary non-binding going private proposal

On August 4, 2021, the board of directors of the Company (the “Board”) received a preliminary non-binding proposal letter from Dr. Yi Wang, co-founder, chairman of the Board and chief executive officer of the Company, Mr. Zheren Hu, co-founder, director and chief technology officer of the Company, Dr. Hui Lin, co-founder, director and chief scientist of the Company (collectively, the “Founders”), and PCIL IV Limited (together with its affiliated investment entities, “Primavera,” and together with the Founders, the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs,” each representing one Class A ordinary share) that are not already held by the Buyer Group for a proposed purchase price of US$1.13 per Ordinary Share or ADS in cash (the “Proposed Transaction”). On August 6, 2021, the Board formed a special committee (the “Special Committee”) consisting of two independent directors, Dr. Li-Lan Cheng, who serves as the chairman of the Special Committee, and Ms. Min (Jenny) Zhang, to evaluate and consider the Proposed Transaction. On August 17, 2021, the Special Committee retained Houlihan Lokey (China) Limited as its financial advisor and Kirkland & Ellis as its U.S. legal counsel in connection with its review and evaluation of the Proposed Transactions.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Special Committee is continuing its evaluation of the Proposed Transaction and other strategic alternatives of the Company and that, at this time, no decisions have been made by the Special Committee with respect to the Company’s response to the Proposed Transaction. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

New regulations regarding after-school tutoring and other relevant matters

On July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to after-school tutoring services, including, among others, (i) no approval will be granted to new institutions providing after-school tutoring services on academic subjects to students at China’s compulsory education stage (“Academic AST Institutions”), existing Academic AST Institutions need to be registered as non-profit institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (ii) Academic AST Institutions are prohibited from raising funds through public market or capitalization; (iii) listed companies are prohibited from raising capital to invest in Academic AST Institutions; (iv) foreign stake in Academic AST Institutions is prohibited, including through contractual arrangement. Academic AST Institutions in violation of the above restrictions need to take rectification measures. The Opinion further provides that Academic AST Institutions are prohibited from providing online tutoring services to pre-school children, or providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and Academic AST Institutions must follow the pricing guidance to be established by relevant authorities. Administration on institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion for reference. Besides, on July 29, 2021, the General Office of the Ministry of Education issued the Notice on Further Clarifying the Scope of Academic Subjects and Non-academic Subjects with respect to After-School Tutoring Services in the stage of Compulsory Education, which categorizes English tutoring services involving contents of courses contained in national curriculum standards as tutoring services on academic subjects.

The Company is an artificial intelligence company in China that creates and delivers products and services to popularize English learning for all-age groups. The majority of the Company’s products and services, such as English Liulishuo and Liuli Reading, are designed to target adults, mostly college students and professionals, while only a limited portion of the Company’s products and services target kids of three to twelve years old (“K-12 Students”). Furthermore, the products and services the Company delivers to K-12 Students primarily aim to enhancing their reading, hearing and speaking abilities instead of providing English tutoring services on content contained in national curriculum standards. However, as the Opinion is newly issued and only provides high-level policies on Academic AST Institutions, there are substantial uncertainties as to how the Opinion will be interpreted and implemented and to what extent the Opinion would be applicable to us. The Company is closely monitoring the latest regulatory development and carefully assessing its implications on the Company’s business, especially the Opinion’s impact on the Company’s English learning services related to K-12 Students. The Company will continue to make all necessary efforts to comply with all applicable rules and regulations, including those to be adopted following the policy directives of the Opinion and proactively seek guidance from the government authorities in this respect.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that the Company includes in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its results of operations, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management of the Company in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as an alternative to (loss)/income from operations, net (loss)/income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the rate in effect as of June 30, 2021 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; PRC governmental policies, laws and regulations relating to the Company’s industry; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of June 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	137,996	118,991	18,429
Restricted cash	511	551	85
Short-term investments	91,049	13,907	2,154
Accounts receivable, net	5,892	4,916	761
Prepayments and other current assets	58,272	40,729	6,308

Total current assets	293,720	179,094	27,737

Non-current assets:
Property and equipment, net	30,074	23,808	3,687
Investment in equity fund	5,711	5,654	876
Intangible assets, net	14,341	10,751	1,665
Operating lease right-of-use assets, net	82,488	55,605	8,612
Other non-current assets	5,866	4,779	740
Deferred tax assets	13,547	13,547	2,098

Total non-current assets	152,027	114,144	17,678

Total assets	445,747	293,238	45,415

LIABILITIES
Current liabilities:
Accounts payable	83,576	65,632	10,165
Deferred revenue	689,325	599,262	92,814
Salary and welfare payable	132,433	96,253	14,908
Tax payable	77,327	78,745	12,196
Operating lease liability, current	31,845	25,974	4,023
Accrued liabilities and other current liabilities	19,382	21,468	3,324

Total current liabilities	1,033,888	887,334	137,430

Non-current liabilities:
Deferred revenue, non-current	56,905	38,862	6,019
Operating lease liability, non-current	56,903	34,744	5,381
Other non-current liabilities	10,614	8,551	1,324

Total non-current liabilities	124,422	82,157	12,724

Total liabilities	1,158,310	969,491	150,154

Shareholders’ deficit
Class A Ordinary shares	212	214	33
Class B Ordinary shares	121	121	19
Subscriptions Receivable from shareholders	(201)	(299)	(46)
Treasury Stock	(15,327)	(15,327)	(2,374)
Additional paid-in capital	1,198,852	1,211,305	187,607
Accumulated other comprehensive income	10,256	8,032	1,244
Accumulated deficit	(1,906,476)	(1,880,299)	(291,222)

Total shareholders’ deficit	(712,563)	(676,253)	(104,739)

Total liabilities and shareholders’ deficit	445,747	293,238	45,415

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30	March 31	June 30		June 30	June 30
	2020	2021	2021		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	269,405	198,544	179,464	27,795	497,743	378,008	58,546
Cost of revenues	(75,646)	(44,418)	(35,205)	(5,453)	(154,445)	(79,623)	(12,332)

Gross profit	193,759	154,126	144,259	22,342	343,298	298,385	46,214

Operating expenses:
Sales and marketing expenses	(200,726)	(92,926)	(88,899)	(13,769)	(465,466)	(181,825)	(28,161)
Research and development expenses	(48,482)	(33,710)	(26,280)	(4,070)	(107,701)	(59,990)	(9,291)
General and administrative expenses	(40,461)	(18,741)	(21,958)	(3,401)	(62,600)	(40,699)	(6,303)

Total operating expenses	(289,669)	(145,377)	(137,137)	(21,240)	(635,767)	(282,514)	(43,755)

Other operating income	25	4,097	5,072	786	43	9,169	1,420
(Loss)/income from operations	(95,885)	12,846	12,194	1,888	(292,426)	25,040	3,879

Other income/(expenses):
Interest income/(expenses)	366	(1,430)	(1,159)	(180)	1,049	(2,589)	(401)
Foreign exchange related gains/(losses), net	140	(948)	1,317	204	(2,179)	369	57
Change in fair value of short-term investment	806	29	4	1	1,323	33	5
Investment income	—	493	771	119	—	1,264	196
Other income, net	2,098	1,169	971	150	2,780	2,140	331
(Loss)/income before income taxes expenses	(92,475)	12,159	14,098	2,182	(289,453)	26,257	4,067

Income tax expenses	(28)	—	(80)	(12)	(57)	(80)	(12)

Net (loss)/income	(92,503)	12,159	14,018	2,170	(289,510)	26,177	4,055

Net (loss)/income attributable to LAIX Inc.’s ordinary shareholders	(92,503)	12,159	14,018	2,170	(289,510)	26,177	4,055

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30 2020	March 31 2021	June 30 2021		June 30 2020	June 30 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(92,503)	12,159	14,018	2,170	(289,510)	26,177	4,055
Other comprehensive (loss)/income
—Foreign currency translation adjustment, net of nil tax	(385)	1,049	(3,273)	(507)	6,391	(2,224)	(344)

Comprehensive (loss)/income	(92,888)	13,208	10,745	1,663	(283,119)	23,953	3,711

Net (loss)/income per Class A and Class B ordinary shares
—Basic	(1.87)	0.24	0.28	0.04	(5.87)	0.53	0.08
—Diluted	(1.87)	0.24	0.28	0.04	(5.87)	0.52	0.08
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic	49,337,462	49,637,358	50,053,539	50,053,539	49,348,103	49,846,690	49,846,690
—Diluted	49,337,462	50,242,298	50,242,183	50,242,183	49,348,103	50,243,482	50,243,482

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars(“US$”)

except for percentage data)

	Three months ended				Six months ended
	June 30 2020	March 31 2021	June 30 2021		June 30 2020	June 30 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(92,503)	12,159	14,018	2,170	(289,510)	26,177	4,055
Add:
Share-based compensation expenses	7,241	6,882	5,023	778	15,015	11,905	1,844
Depreciation of property, plant and equipment	7,781	4,859	4,365	676	15,128	9,224	1,429
Income tax expenses	28	—	80	12	57	80	12
Subtract:
Interest (income)/expenses	(366)	1,430	1,159	180	(1,049)	2,589	401

Adjusted EBITDA	(77,819)	25,330	24,645	3,816	(260,359)	49,975	7,741

Net (loss)/income	(92,503)	12,159	14,018	2,170	(289,510)	26,177	4,055
Add back:
Share-based compensation expenses	7,241	6,882	5,023	778	15,015	11,905	1,844

Adjusted net (loss)/income	(85,262)	19,041	19,041	2,948	(274,495)	38,082	5,899